

July 14, 2020

Matt Eby
Chief Executive Officer
Tailwind Acquisition Corp.
c/o Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808

> **Re: Tailwind Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 17, 2020**
> **CIK No. 0001814215**

Dear Mr. Eby:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Management, page 101

1.   Please revise to clarify the business experience of your director, Alan Sheriff, to clearly include his principal occupations and employment during the past five years. In particular, please revise to provide the time period that Mr. Sheriff served as Co-Chief Executive Officer of Solebury Capital. See Item 401(e) of Regulation S-K.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-

8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Seligson